NEWS RELEASE

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2021 RESULTS

BALTIMORE (July 29, 2021) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the second quarter of 2021.
▪Assets under management end quarter at $1.62 trillion
▪Net client outflows of $0.6 billion for Q2 2021
▪Net revenues of $1.9 billion for Q2 2021
▪Diluted earnings per common share of $3.46 for Q2 2021
▪Adjusted non-GAAP diluted earnings per common share of $3.31 for Q2 2021
▪Long-term investment performance remains strong

Financial Highlights

	Three months ended					Six months ended
(in millions, except per-share data)	6/30/2021	6/30/2020	% change	3/31/2021	% change	6/30/2021	6/30/2020	% change

U.S. GAAP basis
Investment advisory fees	$1,787.2	$1,293.8	38.1%	$1,687.8	5.9%	$3,475.0	$2,621.6	32.6%
Net revenues	$1,929.3	$1,415.4	36.3%	$1,826.8	5.6%	$3,756.1	$2,878.0	30.5%
Operating expenses	$971.2	$861.7	12.7%	$933.6	4.0%	$1,904.8	$1,617.1	17.8%
Net operating income	$958.1	$553.7	73.0%	$893.2	7.3%	$1,851.3	$1,260.9	46.8%
Non-operating income (loss)(1)	$143.9	$415.1	n/m	$102.1	n/m	$246.0	$(85.2)	n/m
Net income attributable to T. Rowe Price	$815.7	$603.0	35.3%	$749.4	8.8%	$1,565.1	$946.1	65.4%
Diluted earnings per common share	$3.46	$2.55	35.7%	$3.17	9.1%	$6.63	$3.95	67.8%
Weighted average common shares outstanding assuming dilution	229.2	229.5	(.1)%	230.0	(.3)%	229.6	233.1	(1.5)%

Adjusted non-GAAP basis(2)
Operating expenses	$931.8	$785.8	18.6%	$909.2	2.5%	$1,841.0	$1,603.7	14.8%
Net operating income	$998.6	$631.7	58.1%	$918.9	8.7%	$1,917.5	$1,278.9	49.9%
Non-operating income (loss)(1)	$17.8	$85.8	n/m	$13.7	n/m	$31.5	$24.6	n/m
Net income attributable to T. Rowe Price	$779.0	$539.6	44.4%	$712.0	9.4%	$1,491.0	$993.9	50.0%
Diluted earnings per common share	$3.31	$2.29	44.5%	$3.01	10.0%	$6.32	$4.15	52.3%

Assets under Management (in billions)
Average assets under management	$1,585.3	$1,140.2	39.0%	$1,508.8	5.1%	$1,547.1	$1,151.4	34.4%
Ending assets under management	$1,623.1	$1,220.0	33.0%	$1,518.0	6.9%	$1,623.1	$1,220.0	33.0%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results.See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, chief executive officer, commented, “Global stocks rose broadly for a fifth straight quarter following the pandemic-induced declines in Q1 2020. U.S. stocks led the way and the S&P 500 Index closed Q2 at a new all-time high, up 92% from the bear market bottom in March of 2020. Bonds delivered modest gains as interest rates retreated, despite early signs of budding inflation in the U.S.

“With favorable market tailwinds, T. Rowe Price delivered very strong financial results in Q2 2021. Net revenues rose 36.3%, GAAP diluted EPS rose 35.7% to $3.46, and adjusted non-GAAP diluted EPS rose 44.5% to $3.31. In addition to our regular Q2 2021 dividend of $1.08 (up 20% year-over-year), we also declared a special cash dividend of $3.00 per share, and repurchased a modest number of shares - less than in recent quarters given the increase in our share price. Our balance sheet remains exceptionally strong.

“Investment performance across our wide range of strategies was solid for the quarter and remains very strong over longer-term time periods of five and ten years. Results of our retirement date products have been particularly strong over all time periods.

“We had modest net outflows of $0.6 billion for Q2. Many investors, including some large subadvised clients, trimmed their holdings of U.S. equities, especially from growth-oriented portfolios after experiencing spectacular returns in recent years. Offsetting this were healthy inflows into our target date suite of products, which benefited from a few large account wins and a return to more typical retirement savings behavior after disruption in 2020. Our EMEA, APAC, and Canada businesses also all experienced positive flows, continuing a recent pattern of growth.

“We also continued to progress our strategic priorities in the quarter:

▪We announced a series of initiatives to support the growth of our target date franchise including a reduction in fees across our funds and trusts, an expansion of our lineup to include Retirement Blend Funds, and a broad marketing campaign emphasizing the breadth of our solutions and our commitment to helping our clients achieve their desired retirement outcomes.
▪We announced a transformation of our retirement recordkeeping business with the expansion of our
30-year partnership with FIS, a global technology leader. This partnership will allow us to quickly add additional features to our clients’ plans while driving long term efficiencies that we expect to reinvest into strategic growth areas across the firm.
▪We continued our commitment to increased disclosure and transparency on environmental, social, and governance issues with the publication of our annual reports on sustainable investing and corporate sustainability.

“As we continue to emerge from the pandemic, we will gradually return to offices around the world at paces consistent with local health authorities’ recommendations. I remain proud of our associates’ dedication to our clients throughout this unique period. And I would especially like to recognize the dedicated work of the associates who will be transitioning to FIS in August. We look forward to continuing to work together in support of our clients.”

Assets Under Management
During Q2 2021, assets under management increased $105.1 billion to $1.62 trillion. Net cash outflows were
$0.6 billion, and clients transferred $9.2 billion in net assets from the U.S. mutual funds primarily to collective investment trusts and other investment products, of which $5.9 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 6/30/2021				Six months ended 6/30/2021
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$816.4	$403.8	$297.8	$1,518.0	$794.6	$400.1	$275.8	$1,470.5

Net cash flows before client transfers	1.1	(7.9)	6.2	(0.6)	3.1	(16.1)	13.6	0.6
Client transfers	(9.2)	1.5	7.7	—	(14.8)	1.5	13.3	—
Net cash flows after client transfers	(8.1)	(6.4)	13.9	(0.6)	(11.7)	(14.6)	26.9	0.6
Net market appreciation and gains	57.7	29.5	18.7	105.9	83.2	41.4	27.7	152.3
Net distributions not reinvested	(.2)	—	—	(.2)	(.3)	—	—	(.3)
Change during the period	49.4	23.1	32.6	105.1	71.2	26.8	54.6	152.6

Assets under management at June 30, 2021	$865.8	$426.9	$330.4	$1,623.1	$865.8	$426.9	$330.4	$1,623.1

	Three months ended 6/30/2021				Six months ended 6/30/2021
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$917.2	$172.8	$428.0	$1,518.0	$895.8	$168.7	$406.0	$1,470.5

Net cash flows	(11.5)	3.7	7.2	(0.6)	(20.4)	9.1	11.9	0.6
Net market appreciation and gains(2)	79.4	2.2	24.1	105.7	109.7	.9	41.4	152.0
Change during the period	67.9	5.9	31.3	105.1	89.3	10.0	53.3	152.6
Assets under management at June 30, 2021	$985.1	$178.7	$459.3	$1,623.1	$985.1	$178.7	$459.3	$1,623.1
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions reinvested and not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $379.2 billion at June 30, 2021, compared with $351.6 billion at March 31, 2021 and $332.2 billion at December 31, 2020. Net cash flows into these portfolios were $7.5 billion in Q2 2021 and $12.0 billion in the first half of 2021.

Investors domiciled outside the United States accounted for 9.0% of the firm's assets under management at June 30, 2021, 8.8% at March 31, 2021, and 9.3% at December 31, 2020.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds outside of the firm's complex. As of
June 30, 2021, the firm's assets under administration were $263 billion, of which nearly $162 billion are assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery and multi-asset solutions for providers to implement. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $8 billion at June 30, 2021.

Financial Results
Net revenues earned in Q2 2021 were $1.9 billion, up 36.3% from Q2 2020. Average assets under management in Q2 2021 were $1.59 trillion, an increase of 39.0% from Q2 2020. The firm voluntarily waived money market advisory fees in Q2 2021 of $14.3 million to continue to maintain positive yields for investors. The firm expects to continue to waive fees for all of 2021 and anticipates that the waivers in each of the next two quarters of 2021 will be at similar levels.
▪Investment advisory revenues earned in Q2 2021 from the firm's U.S. mutual funds were $1.1 billion, an increase of 33.3% from Q2 2020. Average assets under management in these funds increased 34.9% to $848.2 billion in Q2 2021 from Q2 2020.

▪Investment advisory revenues earned in Q2 2021 from subadvised funds, separate accounts, collective investment trusts and other investment products were $689.7 million, an increase of 46.5% from Q2 2020. Average assets under management for these products increased 44.1% to $737.1 billion in Q2 2021 from Q2 2020.

▪The annualized effective fee rate of 45.2 basis points in Q2 2021 was down from 45.6 basis points earned in Q2 2020 and from 45.4 basis points earned in Q1 2021. In comparison to Q2 2020, the annualized effective fee rate decreased due to the impact of client transfers to lower fee vehicles or share classes within the complex over the last twelve months and money market fee waivers. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Administrative, distribution, and servicing fees in Q2 2021 were $142.1 million, an increase of 16.9% from Q2 2020. The increase was primarily attributable to higher transfer agent servicing activities provided to the

T. Rowe Price mutual funds, higher model delivery revenue, as well as higher 12b-1 revenue earned on the Advisor and R share classes of the U.S. mutual funds as a result of increased assets under management in these share classes.

Operating expenses in Q2 2021 were $971.2 million, an increase of 12.7% compared to Q2 2020. Approximately 50% of the increase in the firm's operating expenses from Q2 2020 was due to higher compensation expenses. The largest drivers of the increased compensation expenses was the higher interim bonus accrual and increased salaries and benefits, partially offset by lower compensation expenses related to the supplemental savings plan. The expense related to the supplemental savings plan was almost entirely offset by the non-operating gains earned on the investments used to economically hedge the related liability. Also contributing to the increase in operating expenses were higher distribution and servicing costs due to higher average assets under management.

On a non-GAAP basis, the firm's operating expenses in Q2 2021 were $931.8 million, an 18.6% increase over
Q2 2020. The firm's non-GAAP operating expenses do not include the impact of the supplemental savings plan and consolidated sponsored products.

▪Compensation and related costs were $603.8 million in Q2 2021, an increase of 10.0% compared to
Q2 2020. This increase was primarily related to a higher interim bonus accrual, which is based on a higher revenue forecast in 2021, and higher salaries and benefits due to a 3.3% increase in our average staff size and modest increases in base salaries at the beginning of the year. These increases were partially offset by a $36.7 million decrease in compensation expense related to the supplemental savings plan, as market returns in Q2 2021 were outpaced by strong market returns in Q2 2020. The firm employed 7,804 associates at June 30, 2021, an increase of 1.6% from the end of 2020 and 3.7% from June 30, 2020.

On August 1, 2021, approximately 800 T. Rowe Price operations and technology associates will become employees of FIS as part of the firm's expanded relationship, in which FIS will provide technology development and core operations for our full-service recordkeeping offering. The transfer of these employees will result in a decrease in compensation and related costs offset by the cost of this relationship, which will be reflected in product and recordkeeping related costs along with the technology, occupancy, and facilities cost lines of the income statement.

▪Distribution and servicing costs were $92.7 million in Q2 2021, an increase of 49.5% from the $62.0 million recognized in Q2 2020. The increase was primarily driven by higher distribution costs as a result of continued inflows and market appreciation in the firm's international products, including the Japanese Investment Trusts (ITMs) and SICAVs. These distribution costs, like those related to certain shares classes of the U.S. mutual funds, are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues.

▪Advertising and promotion expenses were $20.4 million in Q2 2021, an increase of 52.2% from Q2 2020. The increase was primarily driven by the timing of media-related spend related to the launch of a new marketing campaign to promote the firm's target date solutions, along with lower spending in 2020 due to the impact of the coronavirus pandemic.

▪Technology, occupancy, and facility costs were $119.3 million in Q2 2021, an increase of 7.2% from the $111.3 million recognized in Q2 2020. The increase was primarily due to the ongoing investment in the firm's technology capabilities, including hosted solution licenses and depreciation, and higher facility-related costs.

▪General, administrative, and other costs were $91.7 million in Q2 2021, an increase of 6.1% compared with the $86.4 million recognized in Q2 2020. Higher information services, professional fees and research costs contributed to the higher costs in Q2 2021 as compared to Q2 2020. Additionally, travel-related expenses in Q2 2021 were flat in comparison to Q2 2020.

The firm updated its 2021 non-GAAP operating expense growth guidance from a range of 10%-14% to a range of 12%-15% to reflect an increase in the firm's expectations for expenses. This expense growth guidance reflects the impact of the firm's expanded partnership with FIS. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income (loss). Non-operating income was $143.9 million in Q2 2021, as compared to non-operating income of $415.1 million in Q2 2020. The higher non-operating income recognized in Q2 2020 reflected the sharp market recovery following the significant losses experienced at the end of Q1 2020. For Q2 2021, the firm's consolidated investment products and supplemental savings plan hedge portfolio comprised nearly two-thirds of the net gains recognized. The cash and discretionary investment portfolio added net investment gains of $17.8 million during Q2 2021. The components of non-operating income for Q2 2021 and Q2 2020 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 23.5% in Q2 2021 and 24.8% in Q2 2020. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the second quarter and the first half of 2021 and 2020:

	Three months ended		Six months ended
	6/30/2021	6/30/2020	6/30/2021	6/30/2020
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.7	3.7	3.7	4.2
Net (income) losses attributable to redeemable non-controlling interests(2)	(.1)	(.3)	(.3)	.3
Net excess tax benefits from stock-based compensation plans activity	(.6)	(.4)	(.9)	(1.7)
Other items	(.5)	.8	(.1)	.1
Effective income tax rate	23.5%	24.8%	23.4%	23.9%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 23.4% for Q2 2021 compared with 24.8% for Q2 2020 and 23.5% for YTD 2021 compared with 23.8% for YTD 2020. The non-GAAP tax rate for Q2 2021 was favorably impacted by the discrete remeasurement of deferred tax assets as a result of an increase in the corporate income tax rate in the United Kingdom. For the YTD 2021 period, the rate was favorably impacted by a lower state effective tax rate, partially offset by lower discrete tax benefits associated with the settlement of stock-based awards as compared to YTD 2020.

The firm continues to see the phased-in benefit of the 2018 Maryland state tax legislation in which we expect to reduce our effective state rate over the five-year phase-in period to less than 3% by the end of 2022.

The firm estimates that its effective tax rate for the full year 2021, on a GAAP and non-GAAP basis, will be in the range of 22.5% to 24.5%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	6/30/2021	12/31/2020
Cash and cash equivalents	$3,514.9	$2,151.7
Discretionary investments	1,953.4	2,095.7
Total cash and discretionary investments	5,468.3	4,247.4
Redeemable seed capital investments	1,211.1	1,219.1
Investments used to hedge the supplemental savings plan liability	802.8	768.1
Total cash and investments in T. Rowe Price products	$7,482.2	$6,234.6

▪The firm's common shares outstanding were 226.9 million at June 30, 2021, compared with 228.0 million at the end of 2020.

▪In the first half of 2021, the firm expended $308.9 million to repurchase 1.9 million shares, or .8%, of its outstanding common shares at an average price of $166.57, including $41.3 million to repurchase .2 million shares during Q2 2021.
▪During Q2 2021, the firm's board of directors declared a special cash dividend of $3.00 per common share, or $699.8 million, that was paid on July 7, 2021, to stockholders of record as of the close of business on June 25, 2021.
▪The firm invested $121.8 million during the first half of 2021 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2021 to be about $265 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended June 30, 2021. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	58%	68%	68%	82%
Fixed Income	63%	60%	58%	59%
Multi-Asset	89%	94%	85%	90%
All Funds	69%	73%	70%	76%

% of U.S. mutual funds that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	53%	59%	64%	71%
Fixed Income	91%	66%	57%	61%
Multi-Asset	86%	91%	84%	86%
All Funds	74%	71%	68%	72%

% of composites that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	51%	57%	73%	75%
Fixed Income	85%	74%	81%	79%
All Composites	65%	64%	76%	77%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	52%	62%	79%	90%
Fixed Income	59%	59%	63%	61%
Multi-Asset	99%	96%	96%	96%
All Funds	64%	70%	82%	89%

% of U.S. mutual funds AUM that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	41%	55%	75%	81%
Fixed Income	97%	53%	57%	62%
Multi-Asset	95%	96%	96%	96%
All Funds	59%	65%	79%	84%

% of composites AUM that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	47%	59%	73%	71%
Fixed Income	88%	62%	76%	77%
All Composites	53%	60%	73%	72%

As of June 30, 2021, 77 of 123 (62.6%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rating of 4 or 5 stars(5). In addition, 86%(5) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended June 30, 2021 with an overall rating of 4 or 5 stars.
(1) Source: © 2021 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely.Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(2) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $526B for 1 year, $526B for 3 years, $525B for 5 years, and $515B for 10 years.
(3) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $506B for 1 year, $499B for 3 years, $499B for 5 years, and $433B for 10 years.
(4)Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,513B for 1 year, $1,510B for 3 years, $1,494B for 5 years, and $1,458B for 10 years.
(5) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2021 with the U.S. Securities and Exchange Commission later today. The Form
10-Q will include additional information on the firm's unaudited consolidated financial statements at June 30, 2021.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2020 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended			Six months ended
Revenues	6/30/2021	6/30/2020	3/31/2021	6/30/2021	6/30/2020
Investment advisory fees	$1,787.2	$1,293.8	$1,687.8	$3,475.0	$2,621.6
Administrative, distribution, and servicing fees	142.1	121.6	139.0	281.1	256.4
Net revenues	1,929.3	1,415.4	1,826.8	3,756.1	2,878.0

Operating expenses
Compensation and related costs	603.8	549.0	583.5	1,187.3	989.7
Distribution and servicing	92.7	62.0	85.6	178.3	127.7
Advertising and promotion	20.4	13.4	18.9	39.3	38.3
Product and recordkeeping related costs	43.3	39.6	41.0	84.3	81.2
Technology, occupancy, and facility costs	119.3	111.3	117.3	236.6	216.7
General, administrative, and other	91.7	86.4	87.3	179.0	163.5
Total operating expenses	971.2	861.7	933.6	1,904.8	1,617.1

Net operating income	958.1	553.7	893.2	1,851.3	1,260.9

Non-operating income (loss)
Net gains on investments	87.7	170.6	68.6	156.3	16.0
Net gains (losses) on consolidated investment products	55.5	242.5	37.2	92.7	(87.8)
Other income (loss)	.7	2.0	(3.7)	(3.0)	(13.4)
Total non-operating income (loss)	143.9	415.1	102.1	246.0	(85.2)

Income before income taxes	1,102.0	968.8	995.3	2,097.3	1,175.7
Provision for income taxes	259.3	240.3	230.5	489.8	280.6
Net income	842.7	728.5	764.8	1,607.5	895.1
Less: net income (loss) attributable to redeemable non-controlling interests	27.0	125.5	15.4	42.4	(51.0)
Net income attributable to T. Rowe Price	815.7	603.0	749.4	1,565.1	946.1
Less: net income allocated to outstanding restricted stock and stock unit holders	22.2	16.8	19.9	42.1	26.2
Net income allocated to T. Rowe Price common stockholders	$793.5	$586.2	$729.5	$1,523.0	$919.9

Earnings per share
Basic	$3.50	$2.58	$3.20	$6.70	$3.99
Diluted	$3.46	$2.55	$3.17	$6.63	$3.95

Weighted-average common shares
Outstanding	226.9	227.4	227.7	227.3	230.7
Outstanding assuming dilution	229.2	229.5	230.0	229.6	233.1

The following table presents investment advisory revenues for the three- and six-month periods ended June 30, 2021 and 2020, including a separate break out of revenue earned from our multi-asset portfolios.

Investment Advisory Revenues (in millions)	Three months ended		Six months ended
	6/30/2021	6/30/2020	6/30/2021	6/30/2020
U.S. mutual funds
Equity	$768.0	$545.9	$1,497.8	$1,114.3
Fixed income, including money market	59.9	66.8	118.9	138.5
Multi-asset	269.6	210.4	531.0	446.5
	1,097.5	823.1	2,147.7	1,699.3
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	446.0	305.6	870.2	585.1
Fixed income, including money market	40.8	33.9	78.3	71.9
Multi-asset	202.9	131.2	378.8	265.3
	689.7	470.7	1,327.3	922.3
Total	$1,787.2	$1,293.8	$3,475.0	$2,621.6

Assets Under Management (in billions)	Average during
	Three months ended		Six months ended		As of
	6/30/2021	6/30/2020	6/30/2021	6/30/2020	6/30/2021	12/31/2020
U.S. mutual funds
Equity	$532.2	$374.5	$520.9	$381.4	$550.3	$498.6
Fixed income, including money market	85.9	74.2	84.1	75.0	86.2	79.4
Multi-asset	230.1	179.9	226.3	185.1	229.3	216.6
	848.2	628.6	831.3	641.5	865.8	794.6

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	427.7	293.2	418.1	285.3	434.8	397.2
Fixed income, including money market	91.3	77.1	91.0	79.2	92.5	89.3
Multi-asset	218.1	141.3	206.7	145.4	230.0	189.4
	737.1	511.6	715.8	509.9	757.3	675.9
Total	$1,585.3	$1,140.2	$1,547.1	$1,151.4	$1,623.1	$1,470.5

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Six months ended
(in billions)	6/30/2021	6/30/2021
U.S. mutual funds
Equity	$(6.0)	$(9.6)
Fixed income, including money market	2.7	6.3
Multi-asset	(4.8)	(8.4)
	(8.1)	(11.7)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(5.5)	(10.8)
Fixed income, including money market	1.0	2.8
Multi-asset	12.0	20.3
	7.5	12.3
Total net cash flows after client transfers	$(0.6)	$0.6

Non-Operating Income (Loss) (in millions)	Three months ended		Six months ended
	6/30/2021	6/30/2020	6/30/2021	6/30/2020
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$4.9	$5.0	$10.0	$15.4
Market related gains and equity in earnings	12.9	80.8	21.5	9.2
Total net gains from cash and discretionary investments	17.8	85.8	31.5	24.6
Seed capital investments
Dividend income	—	.5	.1	1.2
Market related gains (losses) and equity in earnings (losses)	17.5	28.1	29.4	(6.0)
Net gain recognized upon deconsolidation	—	—	2.6	.1
Investments used to hedge the supplemental savings plan liability	37.1	64.4	59.2	(4.1)
Total net gains from non-consolidated T. Rowe Price investment products	72.4	178.8	122.8	15.8
Other investment income (losses)	15.3	(8.2)	33.5	.2
Net gains on investments	87.7	170.6	156.3	16.0
Net gains (losses) on consolidated sponsored investment portfolios	55.5	242.4	92.7	(87.9)
Other income (loss), including foreign currency gains and losses	.7	2.1	(3.0)	(13.3)
Non-operating income (loss)	$143.9	$415.1	$246.0	$(85.2)

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Six months ended
	6/30/2021			6/30/2020
	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $113.9 of stock-based compensation expense and $99.4 of depreciation expense in 2021	$2,025.2	$(223.2)	$1,802.0	$1,690.7	$(50.0)	$1,640.7
Cash provided by (used in) investing activities, including $(121.8) for additions to property and equipment, $(30.6) of purchases and $190.7 of dispositions to T. Rowe Price investment products in 2021	129.8	(124.1)	5.7	(15.6)	18.0	2.4
Cash provided by (used in) financing activities, including T. Rowe Price common stock repurchases of $(311.4)* and dividends paid of $(505.1) in 2021	(791.8)	299.1	(492.7)	(1,398.8)	87.7	(1,311.1)
Effect of exchange rate changes on cash and cash equivalents	—	(.5)	(.5)	—	(7.4)	(7.4)
Net change in cash and cash equivalents during period	$1,363.2	$(48.7)	$1,314.5	$276.3	$48.3	$324.6
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	6/30/2021	12/31/2020
Cash and cash equivalents	$3,514.9	$2,151.7
Accounts receivable and accrued revenue	918.2	863.1
Investments	3,473.9	3,250.8
Assets of consolidated T. Rowe Price investment products	1,667.9	2,695.5
Operating lease assets	101.7	117.6
Property and equipment, net	716.7	695.4
Goodwill	665.7	665.7
Other assets	220.2	219.2
Total assets	11,279.2	10,659.0
Supplemental savings plan liability	807.9	772.2
Total other liabilities, includes $31.0 at June 30, 2021, and $57.7 at December 31, 2020, from consolidated T. Rowe Price investment products	1,697.9	618.1
Redeemable non-controlling interests	880.4	1,561.7
Stockholders' equity, 226.9 common shares outstanding at June 30, 2021 and 228.0 common shares outstanding at December 31, 2020	$7,893.0	$7,707.0

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	Total
Cash and discretionary investments	$3,514.9	$1,898.4	$55.0	$5,468.3
Seed capital investments	—	509.6	701.5	1,211.1
Investments used to hedge the supplemental savings plan liability	—	802.8	—	802.8
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price	3,514.9	3,210.8	756.5	7,482.2
Investment in UTI and other investments	—	263.1	—	263.1
Total cash and investments attributable to T. Rowe Price	3,514.9	3,473.9	756.5	7,745.3
Redeemable non-controlling interests	—	—	880.4	880.4
As reported on unaudited condensed consolidated balance sheet at June 30, 2021	$3,514.9	$3,473.9	$1,636.9	$8,625.7

* The $55.0 million and $701.5 million represent the total value at June 30, 2021, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,636.9 million at June 30, 2021, includes assets of $1,667.9 million less liabilities of $31.0 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended June 30, 2021 and 2020 and March 31, 2021.

	Three months ended 6/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$971.2	$958.1	$143.9	$259.3	$815.7	$3.46
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.7)	2.8	(55.5)	(9.6)	(16.1)	(.09)
Supplemental savings plan liability(2)	(37.7)	37.7	(37.1)	.2	.4	—
Other non-operating income(3)	—	—	(33.5)	(12.5)	(21.0)	(.06)
Adjusted Non-GAAP Basis	$931.8	$998.6	$17.8	$237.4	$779.0	$3.31

	Three months ended 6/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$861.7	$553.7	$415.1	$240.3	$603.0	$2.55
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.5)	3.6	(242.4)	(54.4)	(58.9)	(.25)
Supplemental savings plan liability(2)	(74.4)	74.4	(64.4)	3.4	6.6	.03
Other non-operating income(3)	—	—	(22.5)	(11.4)	(11.1)	(.04)
Adjusted Non-GAAP Basis	$785.8	$631.7	$85.8	$177.9	$539.6	$2.29

	Three months ended 3/31/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$933.6	$893.2	$102.1	$230.5	$749.4	$3.17
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.2)	3.5	(37.2)	(3.8)	(14.5)	(.06)
Supplemental savings plan liability(2)	(22.2)	22.2	(22.1)	—	.1	—
Other non-operating income(3)	—	—	(29.1)	(6.1)	(23.0)	(.10)
Adjusted Non-GAAP Basis	$909.2	$918.9	$13.7	$220.6	$712.0	$3.01

The following schedules reconcile certain U.S. GAAP financial measures for the six months ended June 30, 2021 and 2020.

	Six months ended 6/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$1,904.8	$1,851.3	$246.0	$489.8	$1,565.1	$6.63
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(3.9)	6.3	(92.7)	(13.4)	(30.6)	(.14)
Supplemental savings plan liability(2)	(59.9)	59.9	(59.2)	0.2	0.5	—
Other non-operating income(3)	—	—	(62.6)	(18.6)	(44.0)	(.17)
Adjusted Non-GAAP Basis	$1,841.0	$1,917.5	$31.5	$458.0	$1,491.0	$6.32

	Six months ended 6/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$1,617.1	$1,260.9	$(85.2)	$280.6	$946.1	$3.95
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.7)	7.3	87.9	16.7	27.5	.11
Supplemental savings plan liability(2)	(10.7)	10.7	4.1	5.6	9.2	.04
Other non-operating income(3)	—	—	17.8	6.7	11.1	.05
Adjusted Non-GAAP Basis	$1,603.7	$1,278.9	$24.6	$309.6	$993.9	$4.15

(1)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 23.5% for 2021 and 23.8% for 2020. As such, the non-GAAP effective tax rate for three months ended June 30, 2021 and 2020 was 23.4% and 24.8%, respectively. The firm estimates that its effective tax rate for the full-year 2021 on a non-GAAP basis will be in the range of 22.5% to 24.5%.

(5)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended			Six months ended
	6/30/2021	6/30/2020	3/31/2021	6/30/2021	6/30/2020
Adjusted net income attributable to T. Rowe Price	$779.0	$539.6	$712.0	$1,491.0	$993.9
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	21.3	15.0	18.9	40.1	27.4
Adjusted net income allocated to common stockholders	$757.7	$524.6	$693.1	$1,450.9	$966.5